Exhibit 99.4

INFOSYS TECHNOLOGIES
Q3 RESULTS CONFERENCE CALL
JANUARY 9, 2004 2:00PM IST

Moderator: Good afternoon ladies and gentleman. I am Prathibha the moderator for this conference. Welcome to the Infosys Q3 results conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question-answer session will be conducted for international participants connected to SingTel, and after that the question-answer session will be conducted for participants connected to CyberBazaar, India. I would now like to hand over the floor to the Infosys management. Thank you and over to Infosys.

Krishnan: Thank you Prathibha. Good afternoon and thank you all for joining us today to discuss the results for the third quarter of fiscal 2003-2004. I am Krishnan, and I am a member of the Investor Relations Team in Bangalore. Joining me in this conference room in Bangalore, India, is Infosys CEO and President Mr. Nandan Nilekani, COO, Kris Gopalakrishnan, CFO, Mohandas Pai, and other members of the senior management. We also have with us in this room Mr. Akshaya Bhargava, CEO Progeon, and Mr. Gary Ebeyan, CEO Infosys Technologies, Australia. We will start with a brief statement on the performance of the company during the quarter and the outlook for the future, after which we will open up the discussion for questions and answers. Before I hand over to Mr. Nilekani, I would like to inform all of you of the safe harbor. Anything we say that refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is with our filings with the SEC, which may be found on www.sec.gov. I would also like to remind all of you that this earnings call is being webcast live and is also being recorded. I would now like to hand over to Mr. Nandan Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani: Thank you Krishnan. I would like to briefly go over the results of the quarter ending December 31. The income from software development services was 1235 crores, it is an increase of 28.86% over the same quarter previous year, and net profit for the third quarter was 328 crores, which again is an increase of 28% over the same quarter previous year. This quarter we have added 30 new clients, and across Infosys and Progeon, we have added 3666 employees, and together as of December 31, the two companies had 23,209 employees. Pricing has been stable. Our revenue productivity has declined just by 0.6% on onsite rates and nothing on the offshore rates. Our margins have been maintained, under the Indian GAAP, our net profits for the quarter were 26.6% as compared to 26.5% in the previous quarter. This quarter also we have gone through a major reorganization, which has created many business units. We believe this will enable us to address increased expectations from clients, fast changing economy, and a new competitive scenario. This verticalization and IBU structure, we believe, will also enable us to focus on vertical markets and provide business solutions leveraging technology and our global delivery model. We have also seen improvement in offshore work and onsite percentage this time has come down to 32.2%. We have added as I said 30 customers, and two of our clients on a LTM basis have crossed $50 million. This quarter also has been very significant because of our maiden acquisition of Expert Information Systems and we are now working towards a seamless integration of that and the CEO of Expert, Gary Ebeyan, is here. He is now CEO of Infosys Australia, and is part of this press conference. And this quarter we also incorporated our wholly owned subsidiary in China. So, I think both from an operation as well as a strategic perspective, this quarter has been able to make a lot of changes to our business and is laying the foundation for the next phase of what we want to build. I will now request Mohan to go over the finances.

Mohandas Pai: Thank you Nandan. We had a sequential growth rate in terms of revenue of about 10% for our overseas software services operations and overall about 8.9%. Gross profits grew sequentially by about 7.7%. Operating profit grew by 8.4% due to an increase in sales and marketing expenses by 14.8%, while G&A expenses declined by 1.7% sequentially. Operating profits after interest and depreciation <word inaudible> by 10.1% due to a decrease in the percentage of depreciation amortization to 5% from 5.5% the previous quarter. Other income was at 3.8% of revenues and grew by just 7.2%. Profit after tax grew by 9.3% as against a growth in revenue by about 8.9%. So, overall the growth in revenues and growth in profit have been quite encouraging, and if you look at the cost structure, the costs have been under control except for human resource cost, which has gone up as a percentage of our total revenue, it has gone up to about 44.2% as part of cost of revenue from 42.5% due to increases in the variable compensation that we have. Our guidance for this quarter of $290-293 million does not assume any income from exchange variation, which comes as non-operating income, because at this point of time we are unable to hazard a guess as to the extent of such income. We added 344 crores of cash to our cash balances which is aided by 61 crores from exercising of stock options. We also spent about Rs. 85 crores on capital expenditure and intend to ramp it up in this quarter. With this I think we will now take questions.

Moderator: Thank you very much sir. At this moment, I would like to hand over the proceedings to Farida at SingTel to conduct the Q&A for international participants. After this we will have a question-answer session for India participants. Thank you and over to Farida.

Farida: Thank you Prathibha. We will now begin the question and answer session for participants connected to the SingTel bridge. Participants are requested to limit to one or two questions. We will take followup questions if time permits. Please press *0 or #0 to ask a question. Once again *0 or #0 to ask a question. Thank you. The first question comes from Mr. Sujith, UBI, Singapore. Go ahead sir.

Sujith: Yeah, hi. Congratulations to the management team for a great result. This is Sujith here. The only question I am going to ask right now is about billing rates. Hello can you hear me?

Mohandas Pai: Yes.

Sujith: Okay, basically we have already seen a couple of quarters of stability in rates and I think the whole industry seems to be talking about that, I think the key question now is the, I think firstly I would like to understand are there any other customers who had come in at low rates in the last one year who are yet to really ramp up and become of meaningful size, and can they impact our reported average rates going forward? That is the first thing. And secondly, can we start expecting some firming up of rates given this strong demand, and by when can that happen and to what extent?

Shibulal: All new customers whom we are getting at or above our average size. There have been customers who acquired in the past at lower rates. Now, they are ramping up because our repeat business is about 90%, but at this point we don’t see it having a material impact. At the same time you know, our other customers are also ramping up.

Sujith: Okay, and regarding the likelihood of the rates starting to move up, by when and what kind of extent can we expect?

Basab Pradhan: At this point, we think that the rates will be stable, the entire rate regime we don’t expect really an uptake in that, so won’t go up, won’t go down.

Sujith: Okay, this is even FY05?

Basab Pradhan: Yeah, this is our perspective right now into the foreseeable future including FY05, and if there is anything, any fresh perspectives we get we will update you in April.

Sujith: Okay, thanks guys.

Farida: Thank you sir. The next question comes from Mr. Mahesh <name of speaker inaudible>from Bombay. Over to you sir.

Mahesh: Yeah, hi. Congratulations on the very strong performance. First of all I wanted to understand your Australian acquisition, would it entail some sort of retention bonuses or any onetime expenses; and secondly, when would, from when on the numbers would get consolidated, would it be a wholly owned subsidiary or will it be part of Infosys itself?

Mohandas Pai: Yes, there is a retention bonus mechanism over the next two years to be paid out to key staff who have been identified, and it is getting consolidated from this quarter onwards, it is a part of Infosys, 100% held by Infosys, getting consolidated from this quarter onwards.

Mahesh: Okay, secondly I wanted to know, now that the new calendar year has come in, obviously you would have had quite some discussions with your large customers. What is the outlook like on the offshore, the market share of offshore, in your customer spend for the calendar year FY04?

Basab Pradhan: Most of our clients intend to increase our share of wallet, which is on the back of larger offshore outsourcing.

Mahesh: Basab is there any possibility of quantifying it as in broadly what proportion would be going to offshore among your current clients now and what the possible movement is?

Basab Pradhan: Not really. I think, you know, I will point you to some excellent ,<phrase inaudible>. That has been done by some investment banks as well as other industry analysts where intention to go offshore outsourcing as a percentage of CIOs responding stuff like that data has been collected, that you know, broadly covers the whole market and I guess our clients are sample, representative samples from that market.

Mahesh: Okay, thanks a lot.

Farida: Thank you sir. Next on line is Aashish Singh from CSB, Singapore. Over to you sir.

Aashish Singh: Thank you, a happy new year, and congratulations on very good results. I wanted to explore your sustainability of or what type of growth rates can be sustained by an excellent company like yours, and want you to address it from two sort of angles, you know, one is at our current size, when we are adding about 2000 odd people every quarter, most companies, their internal systems, would be quite stressed managing such a large amount of manpower being added every quarter in terms of career planning, MIS etc. So what do you think is sustainable and what type of supply side constraint, if any, that the company could face? That is the first part of the question. And I will ask the other part later.

Kris Gopalakrishnan: What could be the growth rate going forward? We have given projections for Q4, we will give you the projections in April for the next financial year. Having said that, you know, we have seen good volume growth over the last few quarters. The economy in the US seems to be picking steam. There is overall move towards offshore and things like that, and we believe that it gives significant opportunity for, you know, companies like Infosys to continue to grow, and we hope to capitalize on this going forward. In terms of recruitment, in terms of integrating and things like that, you know, that is what differentiates Infosys from other companies. We are process driven, we are systems driven, we have an integrated training education leadership model, which allows us to bring in fresh engineers, put them through 14 weeks of entry level program, there is ongoing continued education, which is budgeted at about 10 days per employee, and this education, you know, addresses issues like additional technology related training, management training, and ultimately leadership training. This kind of integrated development of the employee is something which is quite unique to the software services space and it is the strength of the global delivery model, because the lower cost in India, we are able to make sure that this training allows us to transition the employees as technology changes, as projects change, as customers change, etc., you know, we are able to transition. About 80-85% of our employees join us at entry level and progress through the ranks, you know, grow with the company, etc. That is the strength of the model actually. On the supply chain side, you know, periodically we look at what is needed as we grow. We channel every department in the company to scale up as needed, so building the infrastructure ahead of requirements. Today we can simultaneously test, interview, and recruit, you know, on a single day we can actually handle 10,000 applicants across the country. So, we scale up as required. We have training facilities now in all our centers. We are looking at how to scale up on a constant basis and manage this properly.

Aashish Singh: Kris, if I may add, we are currently adding about 12-13% of our current manpower every quarter. Some of the leading companies in the world, you know, sort of “define” or what they say would be healthy growth rate, that is something that can be sustained and maintained, and I am not asking for next year growth rate, but is there a level at which you would say to the client guys, you know, I sort of love you but cannot do this work because I can’t sustain it, because it is just putting too much stress on the system?

Kris Gopalakrishnan: Yeah, see, definitely, you know, if we cannot handle something we will be upfront with the clients. Having said that, you know, Mohan sitting next to me is saying, you know, there are companies much larger than us, you know, IBM is about 150-160,000 employees. They are growing fairly rapidly actually, you know, they are probably adding about 25% employees on an ongoing basis, 20-25% employees, or somewhere around that number actually across the globe. So, you have to look at, you know, how to split the responsibility and the load across the different groups, how to grow the different regions, etc., and manage this. A company like Walmart has half a million employees, one million employees actually. So, there are companies much larger than Infosys.

Aashish Singh: Sure, understood, and you know, if I may ask the other part of the question, if you look at from the demand side, you know, the company growing at current pace, let us say, you know, you add about 2000 odd people, you sort of deploy them with our top customer accounting for about 10%, you know, soon you run into where sort of simplifying, you are billing about 200 incremental manpower to some of your top customers every quarter, I mean, I am over simplifying, but you are soon doing humongous huge volume work for your clients, and you might reach a stage where the client might say, okay, you know, you get this and you also take our employees, so you get more serious about IT outsourcing. How far are we from a stage where we start doing application management outsourcing, take over employees of our clients? Thank you.

Nandan Nilekani: Well I think, first of all, I think the market opportunity continues to be large. When we look at our list of top 50-100 customers and when we look at their IT spend, we still are a pretty small part of their IT spend in most cases. So, I think there is room there. And there are already situations where we have taken on employees of our customers, it is not a new thing, though we have done that in small lots, and I think that is part of it, but I think fundamentally what we are trying to do here, Aashish, is build the, what we are calling as the next generation IT services company which combines the strength and execution excellence of Infosys with, you know, high quality best of breed firms like Expert as we have done in Australia, and we think this combination has lot of room to grow and expand.

Aashish Singh: Thank you so much.

Farida: Thank you sir. Next on line is Mr. Bhuvanesh Singh from CSB, Singapore. Over to you sir.

Bhuvanesh Singh: Hi sir, congratulations on a very good set of number. My question was basically on your client size. I see the client sizes say the clients over $5 million, they have suddenly expanded from 40 clients last quarters to 48 clients this quarter. Now, how do we see, like this is a natural probation for moving from 1 million to 5 million, but how do we see over the next two to three years, how our client sizes will progress and what challenges could that give to us?

Kris Gopalakrishnan: See, you know, as Infosys becomes larger and larger, as we add more services, you know, today from 10 years back when we were just doing application development maintenance, we are doing consulting, package implementation, infrastructure management, system integration, we are also doing, you know, things like quality consulting or HR consulting, you know a lot of different services are there. It then allows the client to use Infosys for, you know, many of their requirements on an ongoing basis. So, what I am saying is there is an opportunity to expand within the client. We will continue to add new services on an ongoing basis. And as Infosys becomes larger, today the largest client is only 5.2% of our revenues. So, you know, from a customer perspective also they see Infosys as less risky, you know, we are not too much dependent on any one client.

Bhuvanesh Singh: Kris, just one thing on that, would it also stress our offshore model in some way that the customers start demanding more onsite?

Krishnan: Yeah, can I interrupt you for a minute, I think there are many other participants who are waiting in the queue to ask questions. Can we give them some chance to others also please? We can come back to this question later.

Bhuvanesh Singh: Okay.

Farida: Thank you sir. Next on line is Mr. <name inaudible>from London. Over to you sir.

Caller: Hi! I just wanted to ask three questions. In the first quarter last year, we saw bill rates, which showed bit of a surprise in terms of your bill rates negotiations occurring in

Q 1, can you comment on that, and then I have got another question in terms of guidance. I <phrase inaudible> in re-negotiations in Q 1 this year?

Kris Gopalakrishnan: We have seen stability in prices. We are not seeing that many re-negotiations, all those things are past. So, you know, when a contract comes up for renewal, sometimes they may ask us to look at the rates and things like that depending on the service, depending on where it is priced with respect to the market, we will review it, but it is not like a year back when there was an atmosphere of re-negotiations and things like that.

Caller: Okay, so you are not seeing any annual budget setting January re-negotiation on bill rate?

Kris Gopalakrishnan: No.

Caller: Okay, that is good. The second question was, what would appear to be the best full guidance in terms of modeling the company, it is actually headcount addition and I am just taking last quarter, for example, you added around 10%, you know, a one quarter <word inaudible> is a 10% head count addition and that was what came out in terms of the sequential revenue growth this quarter. Given that you have just added about 12% in Q3, so, will we be actually expecting for a sequential growth, which is somewhere close to a 10% again as opposed to the 5% guidance?

Mohandas Pai: In the first two quarters for this fiscal year, we were slightly constrained for people. So, as the company grew larger, it was important to build up a strategic bench back to what it was. So, we have used this occasion to hire people, build up a strategic bench, and to train people, and to be ready for growth. So that whenever clients come and ask us to scale up, we are ready. Two, the complexity that the range of services that we offer, the complexity of the projects that we handle, the range of technologies that we handle is so intense, it is so large that we need to build up a bench in these areas to meet our requirements because we have to diversify our revenue base. This makes sure that ....

Caller: Can I just check there, when you say that your utilization excluding trainees has been about 84% whole year that does not seem to be building up a base?

Mohandas Pai: No, utilization has been 82.5%. It has come down by 1% point, and going forward we would like utilization, like Shibu keeps telling us, in the very high 70s because, you know,......

Caller: Okay, so what we can actually expect is that utilization next quarter will come down to a high 70s number, which will take account of some of the extra missing 7% in terms of a 5 <phrase inaudible>

Mohandas Pai: No, no, I am not saying that, I am not saying it is going to come down to that. What we are talking about is an ideal scenario when you have, you know, a utilization in the high 70s and then you build up a bench, so you can meet up the requirements of growth. You don’t scramble down for people every other day. It is an ideal kind of situation. But please remember next year when we open the year, we will have adequate number of people so we can have better planning.

Caller: Okay, just to come back to the sort of more immediate question of adding sort of above 10% sequentially every quarter as far as this year, your guidance of sort of <phrase inaudible> single digits, we can expect a little bit of a build up in bench, but then I guess the rest must be just passing pressure, is it? Because there seems to be disconnect in terms of the headcount side and forward guidance?

Kris Gopalakrishnan: See, as Mohan said, you know, from a planning perspective we want to reduce the utilization, we want to make sure that we can respond to client situations as quickly as possible. We can increase the customer service and things like that. Now during the quarter it may happen that we see a <word inaudible> opportunity, which we were not aware at the beginning of the quarter, so we always say that you know you need to be ready, and that is the objective of the strategic spends.

Caller: Okay and actually one just final numbers question if I may, the onsite and offshore per capita annualized pricing, if I can just get those two numbers please?

Mohandas Pai: The numbers are in a fax sheet which is on the web, but what I would say is onsite has come down this quarter by 0.6% compared to the previous quarter, and offshore has gone up slightly and not in any significant manner. So overall, I think you have seen a 0.6% decline in onsite compared to the previous quarter.

Caller: That is great, thank you very much for that.

Farida: Thank you. Due the time constraint, participants are requested to limit to one question, we will take followup question if time permits.

Krishnan: We can take the last question from Singapore and then we need to move over to Mumbai. Thank you.

Farida: Thank you sir. Okay the last question is from Mr. Nitin, Singapore, from JP Morgan. Go ahead sir.

Nitin: Oh yes, my question was on the strong volume growth on onsite. After two quarters of slowing onsite growth, third quarter was again quite strong. Is there any implication in terms of lot of new projects being started onsite or is it just across the board increase? Hello?

Shibulal: Yeah, ES has been a strong area of growth for us and it has gone up, it has done well this quarter compared with last quarters.

Mohandas Pai: Enterprise solutions went up from 12.6% to 14.8%, when enterprise solution project start they are typically onsite that explains a large part of the incremental growth that is seen in onsite this quarter.

Nitin: Okay, thank you.

Farida: Thank you. At this moment, there are no further questions from participant at SingTel. I would like to hand over the proceeding back to Prathibha. Over to you madam.

Moderator: Thank you very much Farida. We will now begin the Q&A interactive session for participants connected to CyberBazaar, India. Participants who wish to ask questions may please press *1 on their touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to restrict to one question in the initial round of Q&A session. Followup questions will be taken later. To ask a question please press *1 now. Our first question comes from Mr. Anirudh <name inaudible> of CLSA.

Anirudh: Yeah hello this is Anirudh, congratulations on quite good set of numbers. My question is basically your strategy to grow in this billion dollars plus range, as one of the earlier participants had asked a question about the infrastructure outsourcing, what I want to understand is that what is the largest size of project that we have handled, may be the individual project that we have handled, and on the second side in what areas is Infosys missing in competition when you compete head on with the MNCs?

Kris Gopalakrishnan: Right now you know most of the infrastructure management projects are in the areas of remote database management, remote desktop management, security related areas like looking at the security aspects of the company or in terms of providing some kind of a help desk or supports for our clients on the technology side, etc. Some of these contracts are multi-year contracts, and these are smaller in size and we are not taking over the complete infrastructure right now. It is typically focused on may be a division or a department or part of a function of a IT operation, because we are trying to get our feet wet, we are trying to learn how to do this, understand etc. The infrastructure management services group has about 20 odd clients in different geographies today and is doing reasonably well, it is one of the faster growing services for Infosys. Now where we are not there, where we are not participating of course is taking over the complete physical infrastructure, that is hardware, software, and all that stuff, we only manage the infrastructure, we do not own that infrastructure.

Anirudh: And what would be the size of the largest project, I mean, approximate largest project, single individual project handled by Infosys?

Kris Gopalakrishnan: Typically about 50-60 people.

Male Speaker: No in the infrastructure management.

Anirudh: No overall company wise, not necessarily in the infrastructure.

Kris Gopalakrishnan: See in the case of relationships, you know, within the relationship multiple projects are handled during the year. Today we have two customers who are more than $50 million, we have about 130 customers with whom we have a $1 million plus in the last 12 months, and this number has been steadily increasing. So largest client is more than $50 million and two of them are there.

Anirudh: Okay thank you.

Moderator: Thank you very much sir. We have our next question from Mr. Anantha Narayan of Morgan Stanley.

Anantha Narayan: Thank you, good afternoon everyone, this is Anantha and wish you all a very happy new year. Given the likely visa constraints in the US, mid 2004 onwards, is there a possibility of a bench being required in the US, and if so what could this do to margins?

Kris Gopalakrishnan: See as a part of our philosophy of having proximity development centers in the markets in which we operate, we do have some people physically located in the markets and there is a small bench, but our philosophy our strategy is to have bulk of the bench in India and that will continue going forward.

Anantha Narayan: The question was if there is going to be a change in 2004 in terms of the visa numbers, will that necessitate the change in Infosys strategy as well of not maintaining a bench onsite.

Kris Gopalakrishnan: No right now you know we do not see that having an impact because we have sufficient number of visa as we had said in the past, you know, have 7200 H/L visas right now, and this will give us a cushion for the next couple of years and then we have to see after that.

Anantha Narayan: Thank you and wish you all the best.

Moderator: Thank you very much sir. Next in line we have Mr. Amit from Birla Sunlife.

Amit: Yeah hi, could you give us a sense as how the client outlook has changed in the last quarter in terms of the timeframe of the projects and in terms of type of the work that they are trying to get it done?

Basab Pradhan: Well a quarter is really a too short a period for this kind of a trend to emerge, but if you look at the numbers we are certainly pushing the enterprise solutions envelope much harder, and that means that our clients are planning to intend to do more of the higher value work with us than just typical application development maintenance, and we also see this as an early indicator that we are succeeding in getting a higher share of wallet of some of the higher-end services that our clients could enjoy working with us.

Amit: Okay, just a follow up to this, Basab also is there a sense that the clients would tend to adopt a low profile and probably slow down negotiations going forward as we approach the US elections?

Basab Pradhan: No we do not feel that that will happen. This is a difficult environment for a company to do large offshore outsourcing, but they are businesses that they have to ensure their own future and they will make the right moves whenever they need to, and they just have a harder task of managing the public and the media environment.

Amit: Thank you.

Moderator: Thank you very much sir. Coming up next is a question from Mr. Sandeep Shah of Tower Capitals.

Sandeep Shah: Yeah sir, this time we have seen the increase in the software development expense and the selling and marketing expenses, so this is purely on account of the salary hike or is there any some other factors and what will be the trend going forward?

Mohandas Pai: As far as software development expenses go, we have seen an increase mainly because of the salary factor because of bonuses, variable compensation like we said, even for selling and marketing the increase has been from 7.1% to 7.5%, and salary component has gone up from 4.3 to 4.7. It was entirely due to the fact that the salary component has gone up due to variable compensations, we do not see any great trend in this and we think it will be <phrase inaudible>.

Sandeep Shah: Okay and sir company as a whole what is the offshore onsite revenue mix taking services and products together?

Kris Gopalakrishnan: For this quarter onsite ratio is 32.2 and offshore is 67.8 in terms of effort, and in terms of revenue onsite is 53.4% and offshore is 46.6%.

Sandeep Shah: Okay and in terms of billing rate for the services and products?

Kris Gopalakrishnan: See actually this is on the web, you know, we have put this on the web, so you can look at it, the onsite revenue per employee has declined by 0.6% and blended 0.7% <word inaudible>a marginal decline.

Sandeep Shah: Okay, actually on the website I believe it is for the services alone, not for the services and the products. Yeah thank you.

Mohandas Pai: Yeah, the problem is products varies from quarter to quarter, so I do not know if that is material or meaningful to give the data. We have it for the whole company.

Sandeep Shah: Okay, thank you.

Moderator: Thank you very much sir. We have our next question from Mr. Shekar Singh of DSP Merrill Lynch.

Mitali: Yeah hi, this is Mitali, congratulations on a great set of results. My question relates to margins, firstly it just relating the next quarter your guidance seems to imply a slight decline in margins or is that because the, you know, foreign exchange part is not included, and really looking forward, I mean, do you think these margins are sustainable and what would you think is somewhat a sustainable range given that both from a mixed perspective as well as the fact that pricing power is not really back and cost look more like rising, you know, don’t you think the margins aren’t likely to really come off?

Mohandas Pai: Mitali you are very much right, we have not included exchange variation as part of our guidance for this quarter, and in the third quarter we had 19.5 crores as exchange variation consisting of 10 crores of translation gains positive plus 8.8 or 9 crores of exchange variation. In the fourth quarter we have not assumed anything because we do not know. To that extent you find that the impact on the margins, and if you look at margins going forward like Kris tells us there are three factors that could impact them, one is the pricing and <Phrase inaudible> pricing is stabilized, the second impact could be the rupee and that is something that all of us keep watching everyday, and the third could be because of any salary increases, and that we will look at it very carefully. Apart from this, we do not see any material impact on margins going forward.

Shekar Singh: Secondly, I just wanted to know what has been the overall per capita offshore salary increase the past two years, both for onsite as well as offshore, say the absolute percentage increase?

Mohandas Pai: Well I think onsite has been fairly stable because we had a reconfiguration on the way that we pay compensation onsite, and offshore overall on the basket has also been stable because the fact that we had very large hires at the entry level.

Shekar Singh: Okay, thanks a lot.

Moderator: Thank you very much sir. We move onto our next question. Our next question comes from Mr. Pramod Gupta of ABN AMRO.

Pramod Gupta: Hi, congratulations on good set of results, just two questions. What is the capex target now for the next quarter, I mean, obviously if you can tell, give some idea on the next year also it will be helpful.

Mohandas Pai: Well I think last quarter we increased to $100-120 million and we have spent $46 million in the first three quarters of this year, so basically to reach the target we have to spend more than $54 million or $60 million, and you would have seen on the web the fact sheets saying that we are building 7390 seats and the last part of the seats will come into play in this quarter about 2000 seats and the balance substantially in the next quarter. So we are accelerating our capital expenditure program, but we will stick with our guidance for this year and the next year too is quite probable that the capital expenditure could be in the same range.

Pramod Gupta: Second thing I wanted to understand is how much time does it take for a fresh graduate whom you hire from a college to be able to put on the project, I mean, what would be the stage and typically how long is the lead time after he joins you and he becomes billable?

Shibulal: Our entry level training is 14 weeks that covers technology process as well as behavioral aspects. Once the person is released from training into production, it can be anywhere between one day to three months because large number of people come into production at the same time and it takes a while to get them onto projects.

Pramod Gupta: Okay.

Moderator: Thank you very much sir. We have our next question from Mr. Melvin of Bajaj Auto.

Melvin: Good afternoon sir, congratulations. I would like ask that last quarter you added 29, Q3 you added around 30 customers as mentioned, I just wanted to understand what kind of mix is coming in, are you really looking at large clients or one who will be giving volumes for the longer term, are you looking at mix of smaller customers this time so that your overall margins stand at good numbers?

Basab Pradhan: I think the overall mix of clients will continue, I mean there is no shift that we are pushing here. There are clients we have in this 30 that are potentially large and there are some clients that will not potentially as large and that will continue, but all of them since they are new accounts, obviously they are all small at this point.

Melvin: Okay and any word on as to how far, I mean, what is the progress of Finacle this quarter and how did it do, etc?

Nandan Nilekani: I think Finacle has done well this quarter. We have got a large public sector bank in Bangalore with the potential for 800 branches. We have got an order in Zimbabwe. We also got an order with a large bank for greater China. So I think we have had a number of good wins this quarter.

Melvin: Fine sir, thank you very much, wish you the very best to reach the billion dollar mark, all the very best to you and all 20,000 Infoscions.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Our next question comes from Mr. Chetan Shah of Quantum Securities.

Chetan Shah: Yeah sir this was in connection with the US GAAP results, balance sheet, which you have disclosed. In that the intangible assets have gone to nil similarly non-

current investment has fallen down and deferred stock compensation also has gone to nil, and lastly this client deposit has gone from $3 million to around $21 million, see if you can quickly run through this?

Mohandas Pai: Intangible assets disappeared from the balance sheet because of a reevaluation of their carrying cost that we did in this quarter. So both the assets have been written off to the P&L statement. As far as the stock compensation charge goes, it is small amount of money which has been charged to the P&L, and as far as advances go, yes, we had some client advances, clients paying us in advance this quarter, so you have seen a jump to about 91 crores from whatever it was the last quarter.

Chetan Shah: Yeah thank you very much.

Moderator: Thank you very much sir. Our next question comes from Mr. Trideep Bhattacharya of UBS.

Trideep Bhattacharya: Yeah hi, are acquisitions slightly like you know closer in the horizon in management’s opinion in the next year’s business plan, I mean, to expand the service offering or to take advantage of this demand situation?

Kris Gopalakrishnan: Definitely, you know, we have been saying that acquisition is part of our strategy. We always are on the look out for the right company, which means you know the right set of clients, services, the right set of employees, and of course they have to agree to be acquired and things like that. So it will be part of our strategy as well as alliances, expansion of services, looking at a proper mix of onsite offshore and things like that.

Trideep Bhattacharya: Thanks.

Moderator: Thank you very much sir. We have our next question from Mr. Rahul Dhruv of Citi Group.

Rahul Dhruv: Yeah hi, congratulations on a great result. My question was on the guidance, you know, it shows a very small increase in revenue, has the acquisition of Expert been included in or has it been included in the guidance?

Mohandas Pai: Yes.

Rahul Dhruv: So that means we are affectively looking in organic revenue decline?

Mohandas Pai: No, we are not looking at a revenue decline, it is the rate of growth, because we have said revenue will increase from 275 to 290, that is $15 million more.

Rahul Dhruv: Okay, okay fine, and you know I just wanted some color on what is happening with Progeon, I mean, revenue keeps going up, but there is no bottom line as such as yet, if you can give us some color on what is happening to clients and business?

Akshaya Bhargava: As you have noticed correctly the revenue is increasing nicely, we grew by 29% quarter-on-quarter. As a company we are continuing to invest in building the business and that is why you do not see the bottom line increasing correspondingly. During the quarter, we added one new customer for the fiscal year of 9 months, we have added seven new customers during the year, and these are very high-quality customers. The composition of our business continues to be very, very high quality, 86% is transaction processing and 14% is voice based services that go to support the transaction processing. Thank you.

Rahul Dhruv: Thank you very much.

Moderator: Thank you very much sir. Next on line is Ms. Parul Inamdar from Asit C Mehta.

Parul Inamdar: Yeah hi sir, congratulations on a great set of numbers. Sir one thing one observation that was done was the <phrase inaudible>has been quite high quarter-on-quarter, it has gone to almost 206 days, is there some reason behind this?

Mohandas Pai: I do not know where you got this 206 days, because you must take DSOs on a LTM basis.

Parul Inamdar: Right.

Mohandas Pai: On a LTM basis it is 56 days.

Parul Inamdar: 56 days.

Mohandas Pai: Yeah, you had $275 million of business for the quarter, if you divide that by 3 that should give you something like about 87 or 88, right? Now, if you multiple that by 2 for two months that should give you 178 or so, right? The last month’s billing cannot be collected because we bill on the last day. The penultimate month bill also cannot be collected because there is a 30 day minimum credit period. So if you add both these last two months you come to something like $178 million, and I think the AR is slightly less than that.

Parul Inamdar: Okay.

Mohandas Pai: So we are at 56 days, which is I think extremely good by any standards and many analysts told us it is best for any comparable company in the world.

Parul Inamdar: Okay, fine sir thank you.

Moderator: Thank you very much sir. We have our next question from Mr. Supratim Basu of ICICI Securities.

Supratim Basu: Hi good afternoon. My question is about the selling and marketing expenses, selling and marketing expenses has gone up something like two and a half times over the last two years and one explanation for this has been your variable comp. If you could just take me through three things really, one, what percentage of a sales price salary is in variable compensation, how does the pays get set, and what is the <phrase inaudible>that comes in if you, I mean, if you have an over achievement for any quarter and does that gets reset the next quarter?

Mohandas Pai: Well first of all Supratim, first of all I must tell you this that very often some people have told us you must invest more in sales and marketing. So three years ago we said that we will invest substantially in sales and marketing because we are a marketing led organization, we are not a delivery led organization but a marketing led organization, as we decide to go up the value chain, get into higher value services, increase per capita revenues, and all this means that you have to invest substantially in sales and marketing, and therefore sales and marketing has gone up as a percentage of revenues and G&A has been coming down. Today sales and marketing for this quarter is 7.5% as against G&A, which is 7.1%. Typically, for a sales person about 30 to 35% possibly 50% of this compensation is variable, and the variability the compensation depends upon the achievement of targets, the targets depend upon new clients and old client addition and the run up of the revenues from these people.

Supratim Basu: Sure, Mohan I appreciate that, I mean, just a comment and may be if you could just comment back on that, which is that we see a spike in sales and marketing expenses happening in those quarters where revenue actually spikes up, so we do not actually see a margin improvement where you would expect to see one, so I am just wondering you know why this correlation, I mean you would pay a salesman when he gets a contract not when the contract, you know, you suddenly see a ramp up in the contract?

Mohandas Pai: No I think it is not the direct correlation because if sales and marketing expenses, I mean sales and marketing you know salary is the largest <word inaudible>in sales and marketing, out of 7.5% about 4.7% is due to salaries and bonuses and the 4.7% has varied between 4% to 4.7% across the last four quarters. So if you look at the variability, it is not very large so as to shake the margin. I think the margin is more impacted by pricing, there has been a 6% decline in pricing on a 9 months to 9 months comparable basis and the rupee is also appreciated by about 5% in the 9 months. If you take both, the impact of these two elements is much larger than any bonuses that we pay our people.

Supratim Basu: Okay, I understood, thank you.

Moderator: Thank you very much sir. We take our next question from Mr. Manoj Singhla of JP Morgan.

Manoj Singhla: Yeah hi, good afternoon sir, congratulations once again on a great quarter. Can you just talk a little bit more about China subsidiary, what are your plans there, will that contribute a significant portion of revenues in 05?

Krishnan: As we had announced last quarter that we are in the process of setting up the subsidiary that process is complete now, all the legal formalities have been done, we have taken a space in Shanghai Pudong Software Technology Park and we are setting up the interiors, etc. The recruitment will start shortly and some people are going to be relocated from India to start off some of the projects and then we plan to grow this center to about 200 peoples.

Manoj Singhla: And this 200 people would be reached by in what timeframe?

Krishnan: We plan to reach this 200 people over next 12 months to 18 months time and some of the projects will be handled as an onshore offshore model with India and    <word inaudible>.

Manoj Singhla: Sure thank you.

Moderator: Thank you very much sir. At this moment, I would like to hand over the floor back to the Infosys management for final remarks.

Krishnan: Thank you Prathibha, thank you one and all for participating in the Q3 earnings call, we appreciate the time and effort taken by you. We look forward to reporting to you the Q4 and 2004 fiscal financial results in April 2004. Thank you.

Moderator: Ladies and gentlemen, thank you for choosing CyberBazaar’s conferencing service. That concludes this conference call, thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.